Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

March 12, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Company has received an order from GST Authority towards tax demand including interest and penalty. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Name of the authority	:	Additional Commissioner of Central Tax, Hyderabad GST Commissionerate, Hyderabad.
Nature and details of the action(s) taken, initiated or order(s) passed	:	The Company has received order seeking demand including interest and penalty under CGST/TGST/IGST Act, 2017.
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	:	Order dated 28.02.2024 was received by the Company on 11.03.2024.
Details of the violation(s)/ contravention(s) committed or alleged to be committed	:	The authority has passed the order on the contention that the Company has wrongly availed credit of input tax or not reversed the input tax credit under the provisions of CGST/TGST/IGST Act,2017.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	:

Based on our evaluation, there is no material impact on the financials, operations, or other activities of the Company.

Tax – Rs.67,47,37,495/-

Interest – as applicable rates on tax demand

Penalty – Rs.6,74,73,752/-

The Company will file necessary appeal with the appellate authority in this regard.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR